Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions, except ratio amounts)

	Years Ended December 31,
	2011	2010	2009	2008	2007
Income (loss) from continuing operations before income taxes	$696.8	$405.5	$(94.2)	$439.6	$264.7
Share of undistributed losses from 50%-or-less-owned affiliates, excluding affiliates with guaranteed debt	0.5	(0.2)	0.9	(1.4)	1.3
Amortization of capitalized interest	2.0	2.0	1.9	1.8	1.4
Interest expense	36.8	38.2	41.9	44.4	42.3
Interest portion of rental expense	7.2	8.0	8.5	8.7	7.5

Earnings (loss)	$743.3	$453.5	$(41.0)	$493.1	$317.2

Interest	$38.0	$38.9	$43.7	$47.4	$48.0
Interest portion of rental expense	7.2	8.0	8.5	8.7	7.5

Fixed Charges	$45.2	$46.9	$52.2	$56.1	$55.5

Ratio of Earnings to Fixed Charges	16.44	9.67	(0.79)	8.79	5.72